                                                          Michael T. Hudson


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                               HUDSON FOODS, INC.
_____________________________________________________________________
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
_____________________________________________________________________
                         (Title of Class of Securities)

                                   443782-10-7
_____________________________________________________________________
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement. / / (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)


                                Page 1 of 5 Pages

                                  SCHEDULE 13G


CUSIP No. 443782-10-7                                          Page 2 of 5 Pages


1.   Name of Reporting Person
     ------------------------
     S.S. or I.R.S. Identification No. of Above Person
     -------------------------------------------------

     Michael T. Hudson

2.   Check the appropriate box if a member of a group
     ------------------------------------------------

                                                       (a)  / /

                                                       (b)  /X/

3.   SEC USE ONLY
     ------------


4.   Citizenship or Place of Organization
     ------------------------------------

     United States of America


                    [    5.   Sole Voting Power -         31,485(1)
                              -----------------
                    [
Number of Shares    [    6.   Shared Voting Power -          300
                              -------------------
Beneficially Owned  [
By Each Reporting   [    7.   Sole Dispositive Power -   531,485(1)(2)
                              ----------------------
Person With         [
                    [    8.   Shared Dispositive Power -     300
                              ------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     ------------------------------------------------------------

     531,785 shares(1)(2)

10.  Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares
     ------------------------------------------------------------------

     Not Applicable                                                 / /

11.  Percent of Class Represented by Amount in Row 9
     -----------------------------------------------

     6.5%

12.  Type of Reporting Person
     ------------------------

     IN

- ----------

(1) Includes 31,485 shares that may be acquired by exercise of stock options within the 60 days following December 31, 1993.

(2) Includes 500,000 shares of Class A common stock that may be acquired upon conversion of 500,000 shares of Class B common stock.

                                  SCHEDULE 13G


CUSIP No. 443782-10-7                                 Page 3 of 5 pages


Item 1(a).     Name of Issuer
               --------------

               Hudson Foods, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices
               -----------------------------------------------

               1225 Hudson Road
               Rogers, Arkansas  72756

Item 2(a).     Name of Person Filing
               ---------------------

               Michael T. Hudson

Item 2(b).     Address of Principal Business Office or, if None,
               -------------------------------------------------
               Residence
               ---------

               1225 Hudson Road
               Rogers, Arkansas  72756

Item 2(c).     Citizenship
               -----------

               United States of America

Item 2(d).     Title of Class of Securities
               ----------------------------

               Class A Common Stock, $.01 par value

Item 2(e).     CUSIP No.
               ---------

               443782-10-7

Item 3.        Not Applicable

Item 4.        Ownership
               ---------

               (a)  Amount Beneficially Owned:  531,785 shares(1)(2)

               (b)  Percent of Class:  6.5%

- -----------
(1) Includes 31,485 shares that may be acquired by exercise of stock options within the 60 days following December 31, 1993.

(2) Includes 500,000 shares of Class A common stock that may be acquired upon conversion of 500,000 shares of Class B common stock.

                                  SCHEDULE 13G


CUSIP No. 443782-10-7                                       Page 4 of 5 pages


               (c)  Number of shares as to which such person has:

                    (i)   sole  power  to vote or to direct  the
                          vote - 31,485(1)

                    (ii)  shared  power to vote or to direct the
                           vote - 300

                    (iii) sole power to dispose or to direct the
                          disposition of - 531,485(1)(2)

                    (iv) shared power to dispose or to direct the disposition of - 300

Item 5.        Ownership of Five Percent or Less of a Class
               --------------------------------------------

               Not Applicable

Item 6.        Ownership  of  More  than Five Percent on Behalf Of
               ---------------------------------------------------
               Another Person
               --------------

               Not Applicable

Item 7.        Identification and Classification of the Subsidiary
               ---------------------------------------------------
               Which  Acquired  the  Security Being Reported on by
               ---------------------------------------------------
               the Parent Holding Company
               --------------------------

               Not Applicable

Item 8.        Identification and Classification of Members of the
               ---------------------------------------------------
               Group
               -----

               Not Applicable

Item 9.        Notice of Dissolution of Group
               ------------------------------

               Not Applicable

Item 10.       Certification
               -------------

               Not Applicable


- ----------
(1) Includes 31,485 shares that may be acquired by exercise of stock options within the 60 days following December 31, 1993.

(2) Includes 500,000 shares of Class A common stock that may be acquired upon conversion of 500,000 shares of Class B common stock.

                                  SCHEDULE 13G


CUSIP No. 443782-10-7                        Page 5 of 5 pages


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              February 8, 1994
                              -------------------------
                              Date


                              /S/ MICHAEL T. HUDSON
                              -------------------------
                              Michael T. Hudson